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                                                               Exhibit (a)(5)(H)
                             Questions and Answers

The following are responses to many of the questions that we have received from associates throughout the company concerning our recently announced transaction with NTT Communications and the tender offer that they have launched to acquire all of Verio's outstanding stock. In the near future, you will receive documentation that describes the process by which you can tender shares that you own outright, as well as your vested options, to NTT Communications in connection with the tender offer process, as well as how your options will be handled. Those materials, which you should read carefully, will provide you with the paperwork that you will need in order to participate in the tender offer, and will also go into further detail about the process itself, the background of the transaction, and other relevant information.

Morrow & Co. has been designated as the Information Agent for the entire tender offer process, and your questions concerning the tender offer process can be directed to them at (800) 566-9061.

The following questions and answers are being provided for the convenience of Verio's associates, but should not be considered individual tax or investment advice. You are each highly encouraged to consult with your own financial and tax advisors concerning your own individual circumstances.

QUESTIONS REGARDING THE TENDER OFFER
------------------------------------

(1) Can you explain what a tender offer is? A tender offer is one of the ways that one company can go about acquiring another. The acquirer makes an offer to the shareholders of the company it wishes to acquire, offering to buy their shares at a specified price. When the offer involves a public company like Verio, the acquirer has to comply with various SEC requirements, including preparing documentation that complies with the SEC requirements, and supplying that documentation to the shareholders of the company to be acquired. Once the acquirer gains control of the company through the tender offer, it then completes a merger with the company it now controls, in order to acquire all of the remaining stock. Again, that is what NTT Communications has agreed to do. Assuming that NTT Communications successfully completes the tender offer, then Verio will merge with a subsidiary of NTT Communications, and in that merger NTT Communications will acquire all of the remaining shares of stock of Verio that are not submitted in the tender.

Our Board of Directors and management are highly supportive of the acquisition, and have recommended that our shareholders tender their shares to NTT Communications through this process.

(2) Can you explain the basic terms of the deal Verio has signed with NTT Communications? NTT Communications and Verio signed an agreement that contemplates NTT Communications' acquisition of all of our outstanding stock. They have agreed, subject to the satisfaction of various conditions, to purchase all of Verio's outstanding common stock for $60 per share, and all of our outstanding preferred stock for $62.136 per share. (The reason for the difference is explained below.)

(3) Can you explain the basic process that's involved for NTT Communications to complete the acquisition? The agreement that we signed provides for NTT Communications to acquire Verio through the two-step tender-offer-followed-by-a-merger process described above. The intent behind the tender process is for NTT Communications to gather at least a majority ownership in Verio (including the shares they already own). As part of the agreement between NTT Communications and Verio, NTT Communications agreed to launch the tender offer for Verio's outstanding common and preferred stock by May 17, 2000 - which it did. The initial tender offer materials that were required to be filed by both NTT Communications and Verio under the SEC rules have been filed. These materials are being mailed to all of Verio's shareholders, and they also are available on line. Those documents describe in detail the terms of the tender offer, the conditions that must be satisfied in order for NTT Communications to complete the tender offer, the process by which shareholders can participate in the tender offer, and other matters.

The tender offer will expire at 12:00 midnight (EDT) on Wednesday, June 14, 2000, unless the offer is extended by NTT Communications. It is not unusual for there to be one or more extensions of the tender

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period pending completion of the required closing conditions. Any extensions will be announced by the issuance of a press release. During this tender offer period, shareholders who own our stock (including associates who have purchased stock either through option exercises, through the Employee Stock Purchase Plan ("ESPP"), at the time of the IPO, by direct purchase on the open market, or otherwise) will have the opportunity to respond to NTT Communications' offer to purchase their shares by complying with the tender process described in the tender offer materials they receive.

There are a number of conditions that must be met before NTT Communications is required to complete the purchase of shares that are tendered during the tender offer period. These conditions include, among other things, NTT Communications' receipt of shares in the tender offer that, together with the shares it already owns, constitute a majority of our fully diluted outstanding stock, U.S. antitrust clearance for the purchase from the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Act, and clearance for the acquisition from the Committee for Foreign Investment in the U.S. ("CFIUS") under the Exon-Florio statute.

As we indicated above, initiation of the tender offer required that we and NTT Communications file a number of rather complex and lengthy documents with the SEC, which we've now done. As a result, the tender offer has been formally launched. We are now working with NTT Communications to complete the preparation and filing of the other documents required to be filed under the Hart-Scott-Rodino and Exon-Florio statutes in order to comply with these other regulatory requirements. The offer to purchase Verio shares will be completed, and the shares tendered through this process actually purchased, only if and when the various conditions to completion of the tender offer are satisfied.

As shareholders, associates who have purchased shares of Verio stock can tender those shares to NTT Communications in the tender offer process, but NTT Communications will not become obligated to purchase those or any other shares tendered in the tender offer until the tender offer conditions have been satisfied or waived and the tender offer is completed. At this time, we cannot predict exactly when the various conditions to completion of the tender offer might be satisfied or waived. If the tender offer is successfully completed, then NTT Communications will proceed with the merger and, in that process, will acquire whatever shares remain outstanding for the same cash consideration that it pays per share in the tender offer.

(4) What happens to my vested options in the tender offer? The offer that NTT Communications is making in the tender offer is to purchase only actually outstanding shares, and only actual shareholders can offer their shares for purchase by NTT Communications in the tender offer process. There is a difference between having vested options and being a shareholder....shareholders have purchased and hold Verio stock. If you hold vested options that have been granted to you as part of your employment with Verio, then you can purchase the shares that are subject to those vested options by exercising the options - i.e., by submitting the requisite exercise documentation and paying the exercise price that's applicable to your options. HOWEVER, YOU ARE NOT REQUIRED TO EXERCISE YOUR VESTED OPTIONS IN ORDER TO BE PAID FOR THEM! By the terms of our agreement with NTT Communications, your vested options automatically become the right to receive cash following NTT Communications' completion of the tender offer. The amount of cash you would be entitled to receive for each vested option is equal to $60 minus the exercise price per share applicable to that option, less required withholdings. (Again, $60 is the price per share that NTT Communications has agreed to pay in the transaction to holders of common stock.). As an example, if you have 1,000 vested options at an exercise price of $40.00 per share, you would receive ($60.00 -$40.00) x 1,000, or $20,000 (less withholdings). We will be preparing and delivering to all associates shortly materials describing the process that must be followed in order to submit vested options for payment. If NTT Communications completes the tender offer, then payments for vested options will be made to all associates holding vested options at that time who have submitted the necessary paperwork very shortly after the date on which payment is made for the tendered to shares. Again, we'll be distributing that paperwork shortly.

(5) What about my unvested options? What happens to them in this transaction? NTT Communications has agreed to allow Verio associates to continue to take advantage of the inherent value in their unvested options by providing for the conversion of these unvested options into a continued right to receive cash. So if the tender offer is completed, each unvested option at that time will become the unvested right to receive cash, equal to the difference between $60 and the exercise price for that option

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(subject to standard withholdings). This right to receive cash will "vest" and be paid over time according to the existing vesting terms applicable to your options. In other words, following each date that your unvested options otherwise would have vested, you will receive a cash payment equal to $60 minus the applicable strike price applicable to those options, less standard payroll and income tax withholdings. These payments will be made automatically through our standard payroll processes, during the month following the month in which your vest date occurs.

(6) What about options that were granted to some associates in lieu of 1999 bonuses? How will they be treated in the transaction with NTT Communications? For associates who received stock options in lieu of some or all of their 1999 bonuses, these options were immediately vested. So they will be treated the same as your other vested options.

(7) Do I go through AST and/or National Discount Brokers to participate in the tender offer process? No, neither AST nor NDB will be involved in the actual tender offer process or in the administration of payments made for options. However, if you have vested options and want to exercise those options in order to participate in the tender offer as a shareholder, then you will need to go through the standard exercise process through AST/NDB. As we indicated above, tender offer materials are being sent to every shareholder, and supplementary materials will be provided to every option holder, that provide specific instructions on what to complete and submit if you as a shareholder wish to tender your shares in the tender offer, or you, as an option holder, wish to receive payment for your vested options following the tender offer.

(8) Can I exercise vested shares during the tender offer process? Yes, you can continue to exercise your options through the tender offer period (including exercises that are made on a "cashless" basis, where the payment of your exercise price is made through the immediate sale of some of the shares that you exercise for, so long as we are not in a "blackout period" under our Insider Trading Policy and so long as you are otherwise not in possession of material inside information concerning Verio at the time). If you decide to exercise options during this time, you should follow the standard exercise process through AST/NDB. Per our Insider Trading Policy, we will next be in a blackout period beginning July 7th and thereafter until three days following the public release of our 2nd quarter earnings announcement. Any cashless exercise will be transacted at the trading price of Verio stock when the exercise occurs (not the $60.00 purchase price agreed to by NTT Communications).

(9) Are there reasons why I might want (or not want) to do that, and are the reasons different if I have both ISOs (Incentive Stock Options) and NQOs (Non-Qualified Stock Options)? As to why you might want, or not want, to exercise your options and participate directly in the tender offer, versus just waiting and submitting your options for payment after completion of the tender offer, you should first keep in mind that there are yet a number of conditions to be satisfied before the tender offer would be closed by NTT Communications. So there is no assurance that if you exercise your options and tender your shares that the tender offer in fact will be completed. To exercise your options, you will either have to come up with the cash to pay the exercise price, or exercise your shares on a cashless exercise basis (assuming we are not in a Blackout Period at the time.) If you exercise on a cashless exercise basis, you likely will be paying the exercise price at a discount to the $60 price that NTT Communications has agreed to pay in the transaction. (Currently, our stock is trading between $57 and $58 per share.)

If the options that you exercise are ISOs (rather than NQOs), by exercising and participating in the tender offer you will not be subject to payroll or income tax withholding on these amounts when they are paid to you. However, you will ultimately be required to pay income tax on the amount of your gain, and may be required to pay estimated taxes during the year prior to filing your tax return for the year. In addition, if your shares are not sold in the tender offer, subsequent merger or otherwise before the end of the year 2000, ISO exercises may subject you to the "alternative minimum tax" that may also be required to be paid before the next April 15 regular tax payment date. If you do not exercise your vested ISOs but wait for them to be cashed out just following the completion of tender offer, you will be subject to all applicable payroll and income tax withholdings when those payments are made to you. NQOs will be subject to income tax and payroll tax withholding regardless of whether you exercise and tender the shares you receive in the tender offer, or wait to have the options cashed out just after the tender offer closes.

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Again, the financial and tax consequences of exercising or not exercising options to you specifically are highly dependent on your individual circumstances, so you really should consult with your own tax and financial advisors on these issues and their impact on you specifically.

(10) The announcement stated that common stock will be purchased at $60.00 per share and preferred stock will be purchased at $62.136 per share. What is the difference between the common stock and preferred stock that results in this different price? NTT Communications agreed to pay $60 per share of common stock to acquire Verio. When it was first issued, our preferred stock was sold at a price per share that at the time was not related to the trading price of our common stock. As a result, the preferred stock was made convertible into common stock, not on a one-share-for-one-share basis, but rather at a ratio of 1.0356 shares of common stock for each share of preferred stock. If you apply that ratio to the price that NTT Communications has agreed to pay for the common stock, it comes to $62.136 per share. Or, put another way, if each preferred share was converted into common stock and then participated in the tender offer as a common shareholder, they'd get exactly the same amount of cash as they do if they participate directly as a preferred shareholder (without taking into account certain dividend rights that are unique to the preferred shares).

TAX QUESTIONS
--------------

(11) If I own shares outright and participate in the tender offer as an actual shareholder, will the payments that I receive from NTT Communications for those shares upon completion of the tender be taxed as ordinary income or will I qualify for capital gains treatment? As we've pointed out, we are not in a position to give associates specific tax advice that is dependent on your particular situation. So the first thing we want to advise you to do is be sure to discuss your particular tax situation and the tax consequences of this transaction to you with your own tax advisor. However, we are providing the following information in order to help you to understand the general tax implications of this transaction.

Generally, for federal income tax purposes if you sell shares that you own to NTT Communications in the tender offer, you would generally recognize gain (or loss) equal to the difference between the amount of cash received and your tax basis for the shares that you sell. (In this case, the sale would take place upon completion of the tender offer.) Except for shares you acquire upon the exercise of stock options or under the ESPP, your tax basis for the shares you sell is the amount you paid for the shares. For shares you acquire upon the exercise of stock options or under the ESPP, your tax basis is equal to the amount you paid for the shares plus (i) in the case of NQOs, the amount of ordinary income you recognize upon exercise of the option, (ii) in the case of ISOs, the amount of ordinary income recognized upon such sale if the sale occurs within the longer of two years from the date the option was granted and one year from the date of exercise and (iii) in the case of the ESPP, the amount of ordinary income recognized upon such sale (which amount will vary depending on whether the sale occurred during the longer of two years from the first day of the applicable purchase period and one year from the applicable purchase date under the ESPP). The gain (or loss) typically will be capital gain (or loss) for the shares that you own. The capital gains rate that applies to this gain depends on the period of time that the stock you sell was held. Except for shares that you acquire upon the exercise of ISOs and shares acquired through the ESPP, any such capital gain (or loss) will be long term if, as of the date of sale, you have held the shares for more than one year, or will be short term if, as of that date, you have held the shares for one year or less. Gain (or loss) on shares received through the ESPP is always treated as ordinary income and never as capital gain (or loss) to the extent of the 15% discount in the purchase price. Gain (or loss) on shares received upon exercise of ISOs or through the ESPP (in excess of the 15% discount in the purchase price) qualify for long term capital gains treatment if the sale occurs more than two years from the date of initial grant of the option (which in the case of acquisitions through the ESPP means the first day of the applicable Purchase Period in which the shares were acquired) AND more than one year after the actual purchase date of the shares. If either of the two-year or one-year holding periods is not met, then gain (or loss) on shares received upon exercise of ISOs is treated as ordinary income subject to tax in an amount equal to the lesser of (i) the difference between the amount of cash received and the exercise price, or (ii) the difference between the fair market value of the shares on the date the ISO is exercised and the exercise price, and gain (or loss) on shares received through the ESPP is treated as ordinary income subject to tax in an amount equal to the difference between the fair market value of the shares at the time the shares were acquired over the amount you paid for the shares. Any gain in excess of the amount taxed as ordinary income will be treated as long- or short-term capital

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gain depending on whether the stock was held for more than 12 months. The excess of net long term capital gains over net short term capital losses is currently taxed at a maximum federal income tax rate of 20% for noncorporate taxpayers.

Please keep in mind that the foregoing rules may not apply to associates who are not citizens or residents of the U.S. And again, we encourage you to discuss the specific tax consequences of this transaction to you with your own tax advisor.

(12) Can the NTT Communications "right to receive cash" program allow for employee options to be exercised and held for a period of time so the tax is paid at long-term capital gains rates? No. Once the tender offer and merger are completed, all outstanding Verio shares, including shares received on exercise of options, will be converted to the right to receive cash. As soon as the tender offer is completed, your unexercised vested options immediately will convert to the right to receive cash, and your unvested options automatically will convert to the right to receive cash payments over time as the vesting dates currently applicable under your option agreements occur. Once this conversion occurs, you are no longer dealing with stock options, but rather cash compensation. So thereafter capital gains treatment is no longer applicable.

(13) A future "right to receive cash" implies to me that these rights could be deferred from one tax year into another. Can we get some clarification on this? The definitive mechanics of the payout schedule for the future cash payments are being finalized; however, it is anticipated that all payments for vesting dates that occur in any given month will be paid during the following month.

(14) If I have both ISOs and NQOs, will they be treated differently in the payout process? The primary difference between an ISO and a NQO is the tax treatment afforded to the two. For example, with an ISO, no payroll or income taxes are withheld when the option is exercised, even though the value of the stock is higher than the exercise price at the time of exercise. On the other hand, payroll and income taxes must be withheld at the time of exercise of an NQO based on the spread between the exercise price and the fair market value of the stock acquired upon exercise. In this transaction, the difference between the treatment of ISOs and NQOs will be whether withholding is required at the time of exercise (if the options are exercised before the tender offer is completed). Because following the tender offer all unvested options and all vested but unexercised options convert into the right to receive cash, thereafter there will be no difference between what were previously ISOs and NQOs. So if you exercise options to prior to the completion of the tender offer, you would be subject to income tax withholding on the gain inherent in your NQOs, but there would be no income tax withholding if you exercise ISOs.

(15) What are the applicable "withholdings" that will be withheld from the cash payments? Associates who exercise vested ISOs and participate in the tender with the shares so acquired would avoid withholding of payroll and income taxes on the proceeds paid by NTT Communications for those shares on completion of the tender offer. (However, you may be required to pay estimated taxes in that case, in order to avoid tax penalties, and the exercise of ISOs may also trigger alternative minimum tax if your shares are not sold in the tender offer, subsequent merger or otherwise before the end of the year 2000). These are matters that you'll have to discuss with your own tax advisor.) Withholding of income taxes and payroll taxes would be made upon any exercise of NQOs based on the difference between the exercise price and the fair market value of the shares at the time of exercise. The same withholdings would apply to the net cash proceeds paid by NTT Communications if vested ISOs or NQOs are held and cashed out just following the tender offer. Cash payments made following the closing upon the vesting of the rights to receive cash that replace unvested options (whether ISOs or NQOs) will be subject to income and payroll tax withholding. Payroll taxes include such things as FICA and medicare taxes.

BENEFITS FOLLOWING THE TRANSACTION
----------------------------------

(16) Will Verio offer Japanese language classes? We will be looking into programs offering Japanese language courses that associates can access.

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(17) What languages besides Japanese would you recommend employees brush up on to further an international career with NTT Communications? Verio already has an international presence in Europe. Employees wishing to pursue internationally based positions might consider language courses in German, Spanish, French, Dutch, and of course, Japanese. Please refer to our website for possible job opportunities in our International operations.

(18) Does the acquisition affect the 401k plan? And will there be 401k matching? The NTT Communications announcement does not directly affect our 401k plan or other existing benefit programs. We will be reviewing total benefit program information with NTT Communications personnel; however, there are no current plans to alter our existing benefit structure, except that the 401k plan will no longer offer a Verio Stock Fund as one of its investments.

(19) How is the ESPP program affected in this announcement? Under the terms of our agreement with NTT Communications, just prior to the closing of the tender offer, there will be an early termination of the current Purchase Period under the ESPP. At that point, the ESPP will terminate. The mechanism by which the value represented by your participation in the ESPP is converted to cash will be addressed in a separate letter.

(20) Can you explain what a "blackout period" is? Will they continue to apply after the deal with NTT Communications closes? A "Blackout Period" is defined in our Insider Trading Policy and refers to the period during which no Verio employee may buy or sell Verio stock. The Blackout Period begins on the 7th day following the end of each calendar quarter and continues until 3 days following the date we publicly announce our earnings results for that quarter. Our standard blackout periods will continue for so long as we continue to have publicly traded stock - i.e., until the merger is completed and our stock is 100% owned by NTT Communications. So, for example, a Blackout Period will begin on July 7 and continue until three days following the date that our 2nd quarter earnings results are publicly disclosed. Once the merger transaction is completed, we will no longer have publicly traded stock, so of course at that point there would no longer be Blackout Periods.

(21) Can you explain what the "quiet period" means with respect to our 401k Plan? The blackout period as defined in our Insider Trading Policy is different from the "quiet period" that we are experiencing with our 401k plan. With the transfer of our 401k plan from The Principal to Merrill Lynch, there is a period of time called a "quiet period" during which no transactions are processed. The purpose of the quiet period is to ensure that a full reconciliation of accounts can be completed pre and post transfer of employee account information. This quiet period bears no relation to our transaction with NTT Communications.

(22) Is it possible to rollover the proceeds of the cash payouts we receive from NTT Communications into our 401k account? The proceeds that are received by associates for the shares that they tender to NTT Communications and for the options that are cashed out by NTT Communications thereafter cannot be rolled over to the Verio 401k.

LONG TERM INCENTIVE PLANS
-------------------------

(23) When does Verio/NTT Communications anticipate being able to answer the question of long-term incentives? NTT Communications and Verio have already begun the conversations surrounding long term incentive plans. Both parties are eager to develop and implement a program as soon as possible. We cannot, however, provide an exact completion date at this time, although we hope to have such a program in place by the time that the transaction closes or shortly thereafter.

VERIO STRATEGY and OPERATIONS
-----------------------------

(24) What about other suitors? As mentioned on the all associate call, part of our agreement with NTT Communications is that we are precluded from soliciting other competitive bids, and from discussing alternative transactions with other third parties that may submit unsolicited bids except in limited circumstances.

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(25) Where can we get more information about NTT Communications?  Information on
NTT Communications can be obtained through their website(s). Justin Jaschke is conducting Town Hall Meetings in several of Verio's offices. During the Town Hall Meetings, Justin provides information on NTT Communications' structure, the combined strengths of the companies, and our operational priorities. Please be sure to attend one of the meetings! We will also make available Justin's presentation on the intranet.

(26) Is NTT Communications going to add some cash to advertising or other operational initiatives? NTT Communications will be looking at our operations and will be addressing operational priorities with Verio. Clearly, they have agreed to invest a very significant amount of money to acquire Verio, and are eager for Verio to succeed.

(27) Will Verio stay private after the merger or will it be taken public? This decision will be entirely up to NTT Communications. But for the foreseeable future, Verio would remain a wholly owned subsidiary of NTT Communications.

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